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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------


                                    FORM 11-K

(Mark One)

   [  X  ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000


                                       OR

   [     ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

  For the transition period from ____________________ to _____________________

                          Commission file number 1-8246

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Southwestern Energy Company 401(k) Savings Plan

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Southwestern Energy Company
                         2350 N. Sam Houston Parkway E.
                                    Suite 300
                              Houston, Texas 77032




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






                          SOUTHWESTERN ENERGY COMPANY

                               401(k) SAVINGS PLAN

              FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND 1999

             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                           SOUTHWESTERN ENERGY COMPANY

                               401(k) SAVINGS PLAN

              INDEX TO FINANCIAL STATEMENTS AND SUPPORTING SCHEDULE

                           DECEMBER 31, 2000 AND 1999

                              FINANCIAL STATEMENTS

                                                                            Page

     Report of Independent Public Accountants                                 1

     Statements of Net Assets Available for Plan Benefits
       as of December 31, 2000 and 1999                                       2

     Statement of Changes in Net Assets Available for Plan Benefits
       for the year ended December 31, 2000                                   3

     Notes to Financial Statements                                            4


                    SCHEDULE SUPPORTING FINANCIAL STATEMENTS

Schedule of Assets Held for Investment Purposes, Form 5500, Schedule H,
       Item 4i -  December 31, 2000                                           8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

     To the Retirement Committee of
       Southwestern Energy Company:

     We have audited the accompanying statements of net assets available for benefits of the Southwestern Energy Company 401(k) Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


     Authur Andersen LLP


     Tulsa, Oklahoma
       May 11, 2001

                           SOUTHWESTERN ENERGY COMPANY

                               401(k) SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 2000 AND 1999

                                                       2000             1999
                                                   ------------     ------------
     ASSETS:
     Investments (Notes 1 and 4):
       Mutual funds                                $ 10,614,180     $ 12,351,416
       Common collective trusts                       7,057,979        8,203,248
       Common stock                                     697,907          602,225
       Participant loans                                440,428          420,255
                                                   ------------     ------------
                                                     18,810,494       21,577,144
                                                   ------------     ------------
     Other assets:
       Contributions receivable                         102,193          136,342

     LIABILITIES:
       Payable to plan participants                        -               3,364
                                                   ------------     ------------

     NET ASSETS AVAILABLE FOR PLAN BENEFITS        $ 18,912,687     $ 21,710,122
                                                   ============     ============




                     The accompanying notes are an integral
                            part of these statements.

                           SOUTHWESTERN ENERGY COMPANY

                               401(k) SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000

     NET ASSETS AVAILABLE FOR PLAN BENEFITS,
       beginning of year                                           $ 21,710,122
                                                                   ------------

     CHANGES DURING THE YEAR (Note 1):
       Contributions:
          Employee                                                    2,184,767
          Employer                                                      694,173
       Interest and dividend income                                   1,200,353
       Net depreciation in fair value of investments                 (1,301,938)
       Withdrawals by participants                                   (2,081,496)
       Other                                                             (4,437)
                                                                   ------------

                 Net change during the year                             691,422
                                                                   ------------

       Distribution to acquiring company (Note 7)                    (3,488,857)
                                                                   ------------

     NET ASSETS AVAILABLE FOR PLAN BENEFITS,
       end of year                                                 $ 18,912,687
                                                                   ============




                          The accompanying notes are an
                        integral part of this statement.

                           SOUTHWESTERN ENERGY COMPANY

                               401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999


     1.  DESCRIPTION OF THE PLAN AND ACCOUNTING POLICIES:

     Scope of the Plan

     The Southwestern Energy Company 401(k) Savings Plan (the Plan) is a defined contribution plan that covers all employees of Southwestern Energy Company (the Company) and its subsidiaries except for:

     (a) Employees who have not yet completed thirty (30) days of service.

     (b) Employees under the age of twenty-one (21).

     (c) Seasonal employees who have one thousand (1,000) or less hours of service for the applicable computation period.

     Participation by eligible employees in the Plan is voluntary.

     Administration

     The trust under the Plan is operated under a trust agreement with Scudder Trust Company.

     Plan Assets

     Mutual funds, common collective trusts, and common stock are valued at year-end market prices. Interest earned and dividends declared but not yet received are accrued and included in earnings of the Plan for the respective periods.

     Plan Expenses

     Expenses incurred in connection with the Plan are paid by the Company. During 2000, the Company paid $21,779 in expenses on behalf of the Plan. Brokerage commissions and transfer taxes incurred in connection with securities transactions are treated as a part of the purchase cost or a reduction of sale proceeds.

     Contributions and Funding Policy

     Participants may contribute from one percent to sixteen percent of their compensation in Salary Reduction Contributions, as defined. The Company matches fifty percent of the first six percent of employee contributions. All contributions to the Plan are invested under the direction of the participant in nine separate funds.

     Vesting

     Contributions made by participants are fully vested. Participants vest in the Company's contributions to the Plan as set forth in the following schedule:

                       Years of
                   Vesting Service                  Percent Vested
                   ---------------                  --------------
                          1                                 0%
                          2                                50%
                          3                               100%

     Forfeitures

     Forfeited nonvested amounts will be applied to restore matching contributions of any Plan participants because of a valid repayment. Remaining forfeitures will be used to reduce Plan expenses. Any forfeiture amounts which remain following payment of Plan expenses will be used to reduce employer matching contributions. At December 31, 2000, there was $89 in forfeitures available to be used for the purposes stated above.

     Participants' Accounts

     Each participant's account is credited with the participant's contribution and an allocation of:

     (a) The Company's contribution.
     (b) The Plan's investment earnings.

     The allocation of the Plan's investment earnings is performed at the end of each calendar quarter.

     The Plan permits current participants to apply for and receive loans that represent borrowings from a participant's account. The maximum amount of any loan available under the Plan is limited to the lesser of $50,000 or 50 percent of a participant's vested account balance.

     Although withdrawals from active participants' accounts are restricted by the Plan, various options are available to participants which are based on the type of contributions made, age of the participant and other factors.

     On termination of service due to death or disability, a participant or a participant's estate may receive the full value of his or her account in a lump sum. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

     Participants may change their contribution percentages, investment elections, transfer balances between funds, and apply for distributions 24-hours a day either through telephone access on the Pilot System or internet access on the Scudder InterActive Account.

     Basis of Accounting

     The Plan's financial statements are presented on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

     Plan Amendments

     Effective during the year, the Board of Directors approved the Vice President - Human Resources as the Plan Administrator for administrative duties associated with the Savings Plan.

     2.  TERMINATION OF THE PLAN:

     The Plan gives the Company the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will become 100 percent vested in the contributions made by the Company.

     3.  TAX STATUS:

     The Internal Revenue Service issued a determination letter dated November 7, 1994, stating that the Plan was designed in accordance with applicable requirements of the Internal Revenue Code. On January 1, 1999, the Plan adopted the Scudder Non-Standardized Plan Document which received a favorable Internal Revenue Service determination letter on May 9, 1996. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     4.  INVESTMENTS:

     The following investments represent five percent or more of the net assets available for benefits at December 31, 2000 and 1999:

                                                    Market Value at December 31,
       Description of Asset                              2000           1999
       --------------------                          -----------    -----------
     Scudder Trust Company Growth and Income Fund    $ 5,323,676    $ 7,324,630
     Scudder Trust Company Collective Investment
       Trust Stable Value Fund                         3,441,662      4,642,777
     Scudder Trust Company Collective Investment
       Trust Stock Index Fund                          3,616,317      3,560,471
     Scudder Trust Company Pathway Series -
       Balanced Fund                                   1,780,476      2,118,333
     INVESCO Funds Group, Inc. Selected Income Fund    1,551,501      1,523,300
     Baron Asset Fund                                  1,146,322        733,199

     5.  BENEFITS PAYABLE:

     Amounts allocated for benefits requested by participants before year end but not paid until after year end were $66,837 and $92,514 at December 31, 2000 and 1999, respectively.

     6.  NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS:

     Net appreciation (depreciation) by investment type for the year ended December 31, 2000 was as follows:

       Mutual funds                          $  (348,498)
       Common collective trusts               (1,229,944)
       Common stock                              276,504
                                             -----------
                                             $(1,301,938)
                                             ===========

     7.  SALE OF SUBSIDIARY ASSETS:

     On May 31, 2000, the Missouri assets of one of the Company's subsidiaries were sold to another company. As a result, 87 employees and their related Plan accounts were transferred to a defined contribution plan of the acquiring company.

                           SOUTHWESTERN ENERGY COMPANY

                               401(k) SAVINGS PLAN

 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES-FORM 5500, SCHEDULE H, ITEM 4i

                                 EIN 71-0205415

                                DECEMBER 31, 2000

                                       DESCRIPTION OF INVESTMENT
                                       INCLUDING MATURITY DATE,
   IDENTITY OF ISSUE, BORROWER,      RATE OF INTEREST, COLLATERAL,      CURRENT
     LESSOR, OR SIMILAR PARTY           PAR, OR MATURITY VALUE           VALUE
 --------------------------------    -----------------------------    ----------
 Entergy Corporation                 4,435.16 Common Shares           $  187,663

 Southwestern Energy Company*        50,731.50 Common Shares             510,244

 Scudder Trust Company Collective
  Investment Trust*                  Stable Value Fund                 3,441,662

 Scudder Trust Company Collective
  Investment Trust*                  Stock Index Fund                  3,616,317

 Scudder Trust Company*              Pathway Series-Balanced Fund      1,780,476

 Scudder Trust Company*              Growth and Income Fund            5,323,676

 Scudder Trust Company*              International Fund                  563,414

 Scudder Trust Company*              21st Century Growth Fund            248,791

 Baron Capital Inc.                  Asset Fund                        1,146,322

 INVESCO Funds Group, Inc.           Select Income Fund                1,551,501

 Various plan participants*          Participant loans with
                                     interest rates from 8.75%
                                     to 10.50% and various
                                     maturities                          440,428
                                                                     -----------
                                                                     $18,810,494
                                                                     ===========

 * Parties-in-interest

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                                 SOUTHWESTERN ENERGY COMPANY
                                                     401(k) SAVINGS PLAN

  Date:  June 28, 2001                           BY:   /s/ GREG D. KERLEY
  ---------------------------                    -----------------------------
                                                        Greg D. Kerley
                                                    Executive Vice President
                                                   And Chief Financial Officer

EXHIBIT 23.1



                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report dated May 11, 2001, included in this 11-K, into the Company's previously filed Registration Statements on Form S-8 (File Nos. 333-03787, 333-03789, 333-64961, 333-96161, and 333-42494).

Arthur Andersen LLP

Tulsa, Oklahoma
 June 27, 2001

     Southwestern Energy Company
     P.O. Box 1408
     Fayetteville, AR 72702-1408



     June 28, 2001



     Securities and Exchange Commission
     ATTN: Filing Desk, Stop 1-4
     450 Fifth Street, N.W.
     Washington, DC  20549-1004

     Gentlemen:

     Pursuant  to  regulations  of  the  Securities  and  Exchange   Commission,
     submitted herewith for filing on behalf of Southwestern Energy Company is the Annual Report on Form 11-k, dated June 28, 2001.

     This filing is being effected by direct transmission to the Commission's EDGAR System.

     Very truly yours,

     Stan Wilson
     Controller